

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 9, 2015

Kurt Alfrey, Esq.
Muzinich & Co., Inc.
450 Park Avenue
New York, NY, 10012

Re: Muzinich Private Capital, Inc., et al. File No. 812-14559

Dear Mr. Alfrey:

By Form APP-WD/A filed with the Securities and Exchange Commission on November 5, 2015, you requested that the above-referenced application, filed on October 2, 2015 under the Investment Company Act of 1940, be withdrawn. In your request, you indicated that the above-referenced application was inadvertently filed under the incorrect CIK and file number. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Mary Kay Frech

Mary Kay Frech
Branch Chief

cc: Stephen H. Bier, Esq., Dechert LLP
Richard Horowitz, Esq., Dechert LLP